SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 2019

Commission File Number 0-28800

______________________

DRDGOLD Limited

1 Sixty Jan Smuts Building, 2nd Floor-North Tower

160 Jan Smuts Avenue, Rosebank

 South Africa, 2196

(Address of principal executive offices)

______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☑

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of May 2019, incorporated by reference herein:

Exhibit

99.1     Release dated May 31, 2019, “PUBLIC CENSURE BY THE JSE LIMITED – DISPOSAL OF MINERAL INTERESTS AND OPTION GRANTED TO DISPOSE OF THE RELATED MINING INFRASTRUCTURE OF EAST RAND PROPRIETARY MINES LIMITED.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: May 31, 2019                                              By: /s/ Riaan Davel

                                                                                        Name: Riaan Davel

                                                                                        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

ISIN: ZAE000058723

JSE share code: DRD

NYSE trading symbol: DRD

(“DRDGOLD” or the “Company”)

PUBLIC CENSURE BY THE JSE LIMITED – DISPOSAL OF MINERAL INTERESTS AND OPTION GRANTED TO DISPOSE OF THE RELATED MINING INFRASTRUCTURE OF EAST RAND PROPRIETARY MINES LIMITED

DRDGOLD shareholders (“Shareholders”) are referred to the SENS announcements published by:

  DRDGOLD on 26 February 2019 (“DRDGOLD Announcement”) regarding the disposal of East Rand Proprietary Mines Limited’s underground mineral interests to OroTree Limited (“OroTree”) for an aggregate cash consideration of R4 (“Disposal”) and the granting of an option to OroTree to acquire the related mining infrastructure and associated movable machinery, plant and equipment for an approximate cash consideration of $10 million, to be exercised on or before 30 June 2019 (“Option”), (the Disposal and Option are collectively referred to hereafter as the “Transaction”); and
  the JSE Limited (“JSE”) on 31 May 2019 regarding the public censure imposed on DRDGOLD for a breach of paragraph 9.15 of the JSE Limited Listing Requirements (“Listings Requirements”) relating to the late publication of the DRDGOLD Announcement.

Shareholders are advised that in the submissions made to the JSE, DRDGOLD acknowledged that the basis for the breach was the misinterpretation of the nature of the Transaction and the application of the Listings Requirements thereto, particularly in regard to the Option and the likelihood of OroTree exercising the Option (as detailed in the DRDGOLD Announcement), which resulted in the unfortunate event of the Company inadvertently and unintentionally breaching the provisions of the Listings Requirements.

The Company tendered its full cooperation with the JSE during the course of the JSE’s investigation of the breach and has undertaken to prevent a recurrence of a transgression of the Listings Requirements by reinforcing internal measures and policies to ensure compliance with the Listings Requirements, and specifically in this instance, to ensure that all future announcements are published within the stipulated timeframes imposed by the JSE pursuant to the Listings Requirements.

Johannesburg

31 May 2019

Sponsor

One Capital